Exhibit 99.1 SSYS Preliminary 4Q24 Earnings Release Stratasys Announces Unaudited Preliminary Approximate Fourth Quarter 2024 Financial Results Schedules Fourth Quarter 2024 Conference Call for 8:30 a.m. ET on Wednesday, March 5, 2025 MINNEAPOLIS & REHOVOT, Israel — February 2, 2025 — Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys” or the “Company”), a leader in polymer 3D printing solutions, today announced unaudited preliminary approximate financial results for the fourth quarter 2024. Preliminary Fourth Quarter 2024 Results • Revenue of $150.1 to $150.5 million, with hardware sequentially higher and consumables sequentially lower compared to the third quarter of 2024 • GAAP gross margin of 46.0% to 46.5%, non-GAAP gross margin of 49.4% to 49.7%. • GAAP operating loss of $13.3 to $14.4 million, non-GAAP operating income of $9.0 to $9.5 million • GAAP net loss of $15.3 to $16.5 million, non-GAAP net income of $8.1 to $8.6 million • Adjusted EBITDA of $14.2 to $14.6 million • Positive cash flow from operating activities The Company continues to expect to generate 8% in EBITDA margins for the full year 2025 at current revenue levels, and higher EBITDA margins at higher revenues. If the Company generates moderate revenue growth, the Company could generate at least 10% in EBITDA margins for the full year 2025. The Company also expects to deliver meaningful positive cash flow from operating activities for the full year 2025. Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release, with itemized detail concerning the non-GAAP financial measures. Webcast and Conference Call Details The Company plans to release its results for the fourth quarter ended December 31, 2024, on Wednesday, March 5, 2025. The Company plans to hold the conference call to discuss its fourth quarter financial results on Wednesday, March 5, 2025, at 8:30 a.m. (ET). The investor conference call will be available via live webcast on the Stratasys website at investors.stratasys.com; or directly at the following web address: https://event.choruscall.com/mediaframe/webcast.html?webcastid=NYpcz3qp To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1- 412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register.

The webcast will be available for 6 months at investors.stratasys.com, or by accessing the above- provided web address. About Stratasys Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products and healthcare. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care. To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings. Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners. Cautionary Statement Regarding Forward-Looking Statements The statements in this press release regarding Stratasys’ unaudited, preliminary, range of approximate financial results for the fourth quarter ended December 31, 2024, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to potentially significant change. Due to risks and uncertainties associated with Stratasys' business, actual final financial results for the subject period could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: adjustments that may be required in finalizing the audited financial results for the subject period over the course of the audit process, which is not complete and has just been started, by Stratasys’ independent public accountant; potential charges against earnings that we could be required to take due to impairment of goodwill, intangible assets or other assets such as our investment in equity investee, contingent consideration liability, following valuation processes, which have not been started ; the degree of our actual success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the global macro-economic environment, including any lingering growth in inflation, relatively high interest rates, unfavorable currency exchange rates and other growth-inhibiting conditions; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2023, which we filed with the U.S. Securities and Exchange Commission, or SEC, on March 11, 2024 (the “2023 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2023 Annual Report and the Report of Foreign Private Issuer on Form 6-K that will attach Stratasys’ final unaudited consolidated financial statements for the quarterly period ended December 31, 2024, which will be furnished to the SEC on or about March 5 2025, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any preliminary results provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Use of Non-GAAP Financial Measures The non-GAAP data included herein, including Adjusted EBITDA, which reconcile to, and exclude certain items included under, the most closely analogous U.S. GAAP accounting measures as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions, divestments and strategic process-related expense or gains and reorganization-related charges or gains, and legal provisions and (ii) excluding non-cash items such as share-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity-method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above under GAAP during a period, which may not provide a view of our performance that is comparable to those of other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below. Investor Contact

Investor Relations
Yonah Lloyd
CCO / VP Investor Relations
Yonah.Lloyd@stratasys.com

STRATASYS LTD.

Reconciliation of GAAP to Non-GAAP

		Three Months Ended December 31,		
		2024 GAAP	Non-GAAP Adjustment	2024 Non-GAAP
		U.S. dollars and shares in millions		
	Gross profit (1)	69.1 - 70.0	4.8 - 5.1	74.1 - 74.8
	Operating income (loss) (1,2)	(13.3) - (14.4)	22.8 - 23.4	9.0 - 9.5
	Net income (loss) (1,2,3)	(15.3) - (16.5)	23.9 - 24.6	8.1 - 8.6
(1)	Acquired intangible assets amortization expense		4.4 - 4.5	
	Non-cash stock-based compensation expense		0.1 - 0.2	
	Restructuring and other non-recurring expenses		0.3 - 0.4	
			4.8 - 5.1	
(2)	Acquired intangible assets amortization expense		1.0 - 1.1	
	Non-cash stock-based compensation expense		2.8 - 2.9	
	Restructuring, legal and other non-recurring expenses		14.2 - 14.3	
			18.0 - 18.3	
			22.8 - 23.4	
(3)	Equity method related expenses, corresponding tax effect and finance expenses		1.1 - 1.2	
			23.9 - 24.6

Reconciliation of GAAP net loss to Adjusted EBITDA Three Months Ended December 31, 2024 U.S. dollars and shares in millions GAAP net loss (15.3) - (16.5) Adjustments: Acquired intangible assets amortization expense 5.4 - 5.6 Non-cash stock-based compensation expense 2.9 - 3.1 Depreciation expense 5.1 - 5.2 Restructuring, legal and other non-recurring expenses 14.5 - 14.7 Income tax expenses 0.5 - 0.8 Share in losses of associated companies 1.7 - 1.8 Finance income, net (0.2) - (0.3) Adjusted EBITDA 14.2 - 14.6